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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 NURESCELL INC.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 par value
                         (Title of Class of Securities)

                                   67057R 20 0
                                 (CUSIP Number)

                                  Justin Farar
                                  2FeetCan, LLC
                        914 Westwood Boulevard, Suite 809
                          Los Angeles, California 90024
                                 (818) 702-9977
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 25, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP NO. 67057R 20 0                            SCHEDULE  13D

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   2FeetCan, LLC
--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)/ /
                                                                          (b)/X/
--------------------------------------------------------------------------------

3. SEC USE ONLY

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4. SOURCE OF FUNDS*
   PF
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e) / /
--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
   Nevada
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                       7.   SOLE VOTING POWER NUMBER OF 1,428,874
        SHARES             -----------------------------------------------------
  BENEFICIALLY         8.   SHARED VOTING POWER
     OWNED BY               -0-
          EACH             -----------------------------------------------------
    REPORTING          9.   SOLE DISPOSITIVE POWER
       PERSON               1,428,874
         WITH              -----------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER
                            -0-
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,428,874 shares

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    48.4%

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14. TYPE OF REPORTING PERSON* OO

--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT
                                  SCHEDULE 13D

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ITEM 1. SECURITY AND ISSUER.
        --------------------

                  Title of Class: Common Stock, par value $.0001

                  Issuer: Nurescell Inc. ("Issuer")

                     Principal Executive Offices of Issuer:
                              914 Westwood Boulevard, Suite 809
                              Los Angeles, California 90024


ITEM 2. IDENTITY AND BACKGROUND.
        ------------------------

                  (a) The reporting person is 2FeetCan, LLC (the "LLC"). The LLC is a Nevada limited liability company. The sole member of the LLC is Justin Farar (the "Member").

                  (b) The principal office of the LLC is located at 914 Westwood Boulevard, Suite 809, Los Angeles, California 90024. The business address of the Member is 914 Westwood Boulevard, Suite 809, Los Angeles, California 90024.

                  (c) The LLC's principal business is investing in Nurescell Inc. The Member is a private investor.

                  (d) During the last five years, neither the LLC nor the Member has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither the LLC nor the Member has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Member is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        --------------------------------------------------

         The LLC presently beneficially owns 1,428,874 shares of common stock of the Issuer (the "Shares"). Of the Shares, 618,836 were acquired with $250,000 in personal funds and 810,038 were acquired with $35,000 in personal funds.

ITEM 4. PURPOSE OF TRANSACTION.
        -----------------------

         The Shares were acquired for investment. The LLC intends to review its holdings with respect to the Issuer on a continuing basis. Depending on its evaluation of the Issuer's prospects, and upon future developments (including, but not limited to, market prices of the Issuer's common stock and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), the LLC may acquire additional shares of the Issuer's common stock; sell all or a portion of the Shares and/or other shares of the Issuer's common stock hereafter acquired; or maintain its position at current levels.

         The LLC is presently determining whether the Issuer has value as a candidate in a merger or other business combination. At this time, there is no estimate as to when, if at all, a merger or other business combination for the Issuer will be located. Except as provided above, the LLC has no present plans or proposals which relate to, or would result in, any of the matters enumerated in subsections (a) through (j), inclusive, of Item 4 of Schedule 13D. The LLC may, at any time and from time to time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        -------------------------------------

                  (a) The LLC acquired 618,836 of the Shares from Triton Private Equities Fund, L.P. in a private transaction on February 16, 2005 for $250,000 in cash. The LLC acquired the remaining 810,038 of the Shares in a private issuance by the Issuer on April 25, 2005 in return for cancellation of $35,000 of debt. At the present time, the Shares comprise 48.4% of the Issuer's outstanding shares of common stock (the only class of equity securities presently outstanding).

                  (b) The LLC holds sole voting and dispositive power with respect to the Shares.

                  (c) Except as described above, the LLC has engaged in no transactions with respect to the Issuer's common stock in the past sixty days.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
        SECURITIES OF THE ISSUER.
        -------------------------

         Except as listed in Item 7 below , there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the LLC and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        ---------------------------------

        The following exhibit is attached hereto:

         (a) Debt Conversion Agreement dated April 25, 2005, between the Issuer, the LLC and 2FeetCan, LLC.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED: April 29, 2005                       2FeetCan, LLC

                                                     By: /s/ JUSTIN FARAR
                                                     ---------------------------
                                                         Justin Farar, Member

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Exhibit 7(a)



                            DEBT CONVERSION AGREEMENT


         This Debt Conversion Agreement (the "Agreement") is made and entered into as of April 25, 2005, by and between Nurescell Inc. ("Nurescell") and 2FeetCan, LLC and 412S, LLC (collectively, the "Debt Holders") with reference to the following facts and circumstances:

         A. Nurescell has previously issued to each of the Debt Holders certain Promissory Notes dated February 28, 2005 (the "Notes").

         B. The principal amount of each Note is now $35,000.

         C. Each Debt Holder has offered to convert all of the principal and accrued interest of its Note into 810,038 shares of Nurescell's $0.0001 par value common stock (the "Shares").

         D. The Debt Holders and Nurescell are willing to carry out such a conversion on the terms set forth herein.

         NOW, THEREFORE, in consideration of their respective promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

         1. DEBT CONVERSION.

         (a) Exchange of Notes for Stock. Each Debt Holder hereby exchanges its Note for the Shares, and Nurescell hereby issues the Shares in such an exchange.

         (b) Delivery of Documents. Each Debt Holder hereby delivers its Note to Nurescell marked "paid in full" and Nurescell hereby delivers to each Debt Holder a certificate for the Shares. Upon such deliveries, the Notes, and all accrued interest with respect thereto, shall be deemed cancelled and paid in full.

         2. THE DEBT HOLDERS' REPRESENTATIONS AND WARRANTIES. With respect to their acquisition of the Shares, each Debt Holder, severally and not jointly, represents and warrants to Nurescell, and agrees, as follows:

         (a) Investment Purposes; Compliance With Securities Laws. The Debt Holder is acquiring the Shares for its own account for investment only and not with a view towards, or in connection with, the public sale or distribution thereof. The Debt Holder agrees to offer, sell or otherwise transfer the Shares only pursuant to registration under the Securities Act of 1933 (the "Act") or an exemption from registration under the Act and any applicable state securities laws.

         (b) Legend. The Debt Holder understands that until such time as its Shares have been registered under the Act, or otherwise may be sold by the Debt Holder pursuant to Rule 144 (or any applicable rule which operates to replace said Rule) promulgated under the Act, the certificates representing its Shares will bear a restrictive legend in substantially the following form:

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE (COLLECTIVELY, THE "LAWS"). THE SHARES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF EITHER (I) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER THE APPLICABLE LAWS OR (II) AN OPINION OF COUNSEL IN FORM, SUBSTANCE AND SCOPE REASONABLY ACCEPTABLE TO THE ISSUER, TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED DUE TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE APPLICABLE LAWS.

         (c) Authorization; Enforcement. No consent or authorization of any person or entity is required for the Debt Holder to enter into this Agreement. This Agreement has been duly and validly authorized, executed and delivered by the Debt Holder and is a valid and binding agreement of the Debt Holder enforceable in accordance with its terms.

         3. NURESCELL'S REPRESENTATIONS AND WARRANTIES. Nurescell represents and warrants to each Debt Holder, and agrees, that (i) this Agreement has been duly and validly authorized, executed and delivered by Nurescell, (ii) the Shares have been duly and validly authorized and issued and (iii) this Agreement constitutes the valid and binding agreement of Nurescell enforceable in accordance with its terms.

         4. MISCELLANEOUS.

         (a) Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of California without regard to the principles of conflict of laws.

         (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party.

         (c) Entire Agreement; Amendments. This Agreement contains the entire understanding of the parties with respect to the matters covered herein and supercedes all prior agreements, negotiations and understandings, written or oral, with respect to such subject matter. No provision of this Agreement shall be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement. No delay or omission of any party hereto in exercising any right or remedy hereunder shall constitute a waiver of such right or remedy, and no waiver as to any obligation shall operate as a continuing waiver or as a waiver of any subsequent breach.

         (d) Survival. The agreements, representations and warranties of Nurescell and the Debt Holders contained herein shall survive the consummation of this Agreement.

         (e) Attorney's Fees. If any party to this Agreement shall bring any action for relief against another arising out of or in connection with this Agreement, in addition to all other remedies to which the prevailing party may be entitled, the losing party shall be required to pay to the prevailing party a reasonable sum for attorney's fees and costs incurred in bringing such action and/or enforcing any judgment granted therein, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment.

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         (f) Further Acts. Each party shall do and perform, or cause to be done and performed, at its expense, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as another party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

         IN WITNESS WHEREOF, the Debt Holders and Nurescell have caused this Agreement to be duly executed by their respective authorized persons as of the date first set forth above.

                                       NURESCELL INC.

                                       By: /s/ Arthur Lyons
                                           -------------------------------------
                                           Arthur Lyons, President and Secretary


                                       412S, LLC

                                       By: /s/ Joel Farar
                                           -------------------------------------
                                           Joel Farar, Member


                                       2FeetCan, LLC

                                       By: /s/ Justin Farar
                                           -------------------------------------
                                           Justin Farar, Member